October 17, 2023	Registration Statement Nos. 333-270004 and 333-270004-01; Rule 424(b)(3)

JPMorgan Chase Financial Company LLC
Structured Investments

Capped Digital Notes Linked to the J.P. Morgan Efficiente® Plus DS 5 Index (Net ER) due September 5, 2025

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The section entitled “Comparable Yield and Projected Payment Schedule” in the pricing supplement dated August 31, 2023, related to the notes referred to above (the “pricing supplement”), is amended, restated and superseded in its entirety by the following:

Comparable Yield and Projected Payment Schedule

We have determined that the “comparable yield” is an annual rate of 5.58%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,116.43. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
September 6, 2023 through December 31, 2023	$17.68	$17.68
January 1, 2024 through December 31, 2024	$57.60	$75.28
January 1, 2025 through September 5, 2025	$41.15	$116.43

The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield will be. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described under “Tax Treatment.”

CUSIP: 48133YVK7

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-7 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-6 of the pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amendment, the pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this amendment together with the pricing supplement and the related product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Terms Specific to the Notes” in the pricing supplement.

•    Pricing supplement dated August 31, 2023:

http://www.sec.gov/Archives/edgar/data/1665650/000121390023073806/ea161251_424b2.htm

•    Product supplement no. 3-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000121390023029706/ea153081_424b2.pdf

•    Underlying supplement no. 14-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000121390023029559/ea152842_424b2.pdf

•    Prospectus supplement and prospectus, each dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Amendment no. 1 to pricing supplement dated August 31, 2023 to product supplement no. 3-I dated April 13, 2023, underlying supplement no. 14-I dated April 13, 2023 and the prospectus and prospectus supplement, each dated April 13, 2023